NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102 -

Continuous Disclosure Obligations (the “Instrument”)

Item 1. Names of the parties to the transaction

The Real Brokerage Inc. (formerly ADL Ventures Inc.) (the “Company”) and Real Technology Broker Ltd. (“Real”).

Item 2. Description of the transaction

On June 5, 2020, the Company completed its acquisition of all of the issued and outstanding securities of Real, a private company incorporated under the laws of Israel, which constitutes the Company’s “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “Exchange”)

On March 5, 2020, the Company and Real entered into a securities exchange agreement (the “Securities Exchange Agreement”) pursuant to which the Company would acquire all of the issued and outstanding securities of Real as part of the Qualifying Transaction.

The Securities Exchange Agreement provided for the acquisition of all of the issued and outstanding common shares, warrants and options of Real by the Company in exchange for common shares (the “Common Shares”) and options of the Company. In particular, shareholders of Real were issued (i) an aggregate of 110,303,732 Common Shares (the “Consideration Shares”) (based on the deemed value ascribed to Real as negotiated between the Company and Real of CAD$27,575,933, at a deemed issue price of CAD$0.25), resulting in 1.0083 Consideration Share for each one Real share held; and (ii) an aggregate of 6,098,411 options. As a result of the Qualifying Transaction, the Company became the sole beneficial owner of all of the outstanding securities of Real. The Company is the parent company of Real which will continue its business.

In addition, aggregate gross proceeds totaling US$1,586,139.37 were raised prior to the closing of the Qualifying Transaction by way of a private placement of subscription receipts of the Company (the “Private Placement”). Each subscription receipt was exercisable into one Common Share and were automatically exercised upon completion of the Qualifying Transaction. The Common Shares issued pursuant to the Private Placement are subject to a six month hold period from the date of closing of the Private Placement comprised of a 4 month regulatory hold period plus an additional two month hold period based on contractual lock-up commitments of the subscribers.

Pursuant to the terms of an escrow agreement dated June 5, 2020 among the Company, Computershare Trust Company of Canada as escrow agent and certain escrow securityholders, an aggregate of 62,257,250 Common Shares and 5,330,172 options have been placed in escrow, whereby 25% of such securities were released immediately upon the issuance of the Exchange bulletin evidencing final acceptance of the Qualifying Transaction and the balance of such securities will be released in equal tranches of 25% every six months thereafter.

The Common Shares commenced trading on the Exchange on June 12, 2020 following the issuance of the final bulletin of the Exchange in respect of the Qualifying Transaction, and under the new name “The Real Brokerage Inc.” with the trading symbol “REAX”. The Company will carry on the business of Real.

Upon completion of the Qualifying Transaction, the directors and officers of the Company are as follows: Tamir Poleg – Chairman, Chief Executive Officer and Director; Guy Gamzu – Director; Larry Klane – Director; Laurence Rose – Director; Gus Patel – Chief Financial Officer and Corporate Secretary, Lynda Radosevich – Chief Marketing Officer.

Effective June 17, 2020, the Company changed its registered office to 133 Richmond Street West Suite 302, Toronto, Ontario, M5H 2L3 and effective June 5, 2020 changed its auditors to Brightman Almagor Zohar & Co, a firm in the Deloitte Global Network, with its office at 1 Azrieli Center, Tel Aviv, Israel, 67021.

Additional information regarding the Qualifying Transaction can be found in the filing documents under the Company’s profile on SEDAR at www.sedar.com.

Item 3. Effective date of the transaction

The Qualifying Transaction was completed on June 5, 2020.

Item 4. Names of each party that cease to be a reporting issued subsequent to the transaction and of each continuing entity

No party or continuing party is ceasing to be a reporting issuer.

Item 5. The date of the Reporting Issuer’s first financial year-end after the transaction

December 31, 2020.

Item 6. The periods, including the comparative periods, of the interim financial reports and annual financial statements for the first financial year following the completion of the transaction

The Company will file interim financial statements for the three months ended March 31, 2020 on or before July 14, 2020, interim financial statements for the six months ended June 30, 2020 on before August 31, 2020, interim financial statements for the nine months ended September 30, 2020 on before November 30, 2020 and annual financial statements for the year ended December 31, 2020 on or before April 30, 2021.

Item 7. The documents filed under National Instrument 51-102 that described the transaction and where the documents can be found

Details of the Qualifying Transaction can be found in the following documents:

- News Release dated August 13, 2019;

- Securities Exchange Agreement dated March 5, 2020;

- News Release dated May 7, 2020;

- Filing Statement dated May 26, 2020;

- News Release dated May 27, 2020;

- Certificate of Change of Name, reflecting the change of the Company’s name to The Real Brokerage Inc. dated June 5, 2020;

- News Release dated June 8, 2020;

- News Release dated June 12, 2020;

- Material Change Report dated June 19, 2020;

each of which has been electronically filed with the Canadian securities regulators and available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under the Company’s issuer profile.

Item 8. Date of Report

June 25, 2020